

Mail Stop 3233

September 15, 2015

Via E-mail
Mr. Steven Rostowsky
Principal Financial Officer
Sprott Physical Gold Trust and Sprott Physical Silver Trust
Royal Bank Plaza, Suite 2700, South Tower
200 Bay Street
Toronto, Ontario, Canada M5J 2J1

> **Re: Sprott Physical Gold Trust**
> **Form 40-F for the fiscal year ended December 31, 2014**
> **Filed March 30, 2015**
> **File No. 1-34638**
>
> **Sprott Physical Silver Trust**
> **Form 40-F for the fiscal year ended December 31, 2014**
> **Filed March 30, 2015**
> **File No. 1-34928**

Dear Mr. Rostowsky:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 40-F for the year ended December 31, 2014

Exhibit 99.6: Sprott Physical Gold Trust

Statements of Financial Position, page 12

1. It appears that your units are redeemable at the option of the unitholder for cash. Please tell us how you determined they are properly classified as equity instruments. Refer to

IAS 32. Additionally, please apply this comment to Sprott Physical Silver Trust.

In responding to our comment, please provide a written statement from each of the companies acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3856 if you have questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Senior Staff Accountant
Office of Real Estate
& Commodities